                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                             SHELTER PROPERTIES IV
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


                                ----------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $7,263,009       Amount of Filing Fee: $1,452.60
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 13,550.39 units of limited partnership interest of the subject partnership for $536 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $1,452.60     Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D              Date Filed:  June 2, 1999




                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Shelter Properties IV (the "Partnership"); and (b) Amendment No. 12 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by SP IV Acquisition, L.L.C. ("SP IV") and Insignia Financial Group, Inc. ("Insignia"), as amended by
(i) Amendment No. 1, filed with the Commission on June 13, 1995, SP IV and Insignia, (ii) Amendment No. 2, filed with the Commission on June 21, 1995, by SP IV and Insignia, (iii) Amendment No. 3, filed with the Commission on SP IV and Insignia, (iv) Amendment No. 4, filed with the Commission on November 22, 1995, by SP IV and Insignia, (v) Amendment No. 5, filed with the Commission on June 23, 1997, by SP IV, Market Ventures, L.L.C. ("Market Ventures"), Liquidity Assistance, L.L.C. ("Liquidity Assistance"), Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on July 21, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on August 24, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew
L. Farkas, (ix) Amendment No. 9, filed with the Commission on September 24, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by Cooper River, IPLP,IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), and (xi) Amendment No. 11, filed with the Commission on June 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

               (a)(1) Offer to Purchase, dated June 2, 1999 (previously filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3) Letter, dated June 2, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

               (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1) Agreement of Joint Filing, dated June 2, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and Cooper River (previously filed).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999

                                                 COOPER RIVER PROPERTIES, L.L.C.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO/IPT, INC.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 INSIGNIA PROPERTIES, L.P.

                                                 By:  AIMCO/IPT, INC.
                                                      (General Partner)

                                                 By:  /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO PROPERTIES, L.P.

                                                 By: AIMCO-GP, INC.
                                                     (General Partner)

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO-GP, INC.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 APARTMENT INVESTMENT
                                                 AND MANAGEMENT COMPANY

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------

               (a)(1) Offer to Purchase, dated June 2, 1999 (previously filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3)   Letter, dated June 2, 1999, from AIMCO OP to the Limited
                        Partners of the Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5)   Letter, dated July 1, 1999, from AIMCO OP to the
                        Limited Partners of the Partnership.

               (b)      Amended and Restated Credit Agreement (Unsecured
                        Revolver-to-Term Facility), dated as of October 1,
                        1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
                        (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2)   First Amendment to Credit Agreement, dated as of
                        November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                        Report on Form 10-K for the fiscal year ended
                        December 31, 1998, is incorporated herein by this reference).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1)   Agreement of Joint Filing, dated June 2, 1999, among
                        AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and
                        Cooper River (previously filed).